Exhibit 99.1

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	Saunak Savla	Calvin Printer
	saunaks@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-4900 2135)	(Ph: +91-40-4900 2121)

Dr. Reddy’s Q2 & H1 FY19 Financial Results

Hyderabad, India, October 26, 2018: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the quarter and half year ended September 30, 2018 under International Financial Reporting Standards (IFRS).

Q2 Performance Summary	H1 Performance Summary

Rs. 3,798 Cr	Rs. 7,519 Cr
Revenue	Revenue
[Up: 2% QoQ; 7% YoY]	[Up: 10% YoY]

55.0%	55.4%
Gross Margin	Gross Margin
[Q1 FY19: 55.7%; Q2 FY18: 53.3%]	[H1 FY17: 52.5%]

Rs. 1,237 Cr	Rs. 2,448 Cr
SGNA expenses	SGNA expenses
[Up: 2% QoQ, 12% YoY]	[Up: 7% YoY]

Rs. 412 Cr	Rs. 828 Cr
R&D expenses	R&D expenses
[10.8% of Revenues]	[11.0% of Revenues]

Rs. 578 Cr	Rs. 1,079 Cr
Profit before Tax	Profit before Tax
[Up: 15% QoQ; 49% YoY]	[Up: 132%]

Rs. 504 Cr	Rs. 960 Cr
Profit after Tax	Profit after Tax
[Up: 10% QoQ, 77% YoY]	[Up: 179%]

Commenting on the results, Co-chairman and CEO, G.V. Prasad said, “I am encouraged with our performance and progress in the second quarter. Our continuous focus on execution, operational efficiency and cost optimization are showing results.

Looking ahead, our priority will be to resolve pending regulatory issues, and continue to work on execution and cost structures that will enable affordable medicines for more patients.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 72.54

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q2 FY19		Q2 FY18		YoY	Q1 FY19		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	524	37,978	489	35,460	7	513	37,207	2
Cost of Revenues	235	17,081	228	16,559	3	227	16,479	4
Gross Profit	288	20,897	261	18,901	11	286	20,728	1
Operating Expenses
Selling, General & Administrative expenses	171	12,372	152	11,032	12	167	12,106	2
Research and Development expenses	57	4,120	58	4,175	(1)	57	4,157	(1)
Other (income) / expense, net	(9)	(641)	(2)	(114)	463	(4)	(303)	112
Results from operating activities	70	5,046	52	3,808	33	66	4,768	6
Net finance (income) / expense	(9)	(625)	0.3	24	-	(2)	(156)	301
Share of (profit) / loss of equity accounted investees, net of tax	(1)	(109)	(1)	(92)	17	(1)	(83)	30
Profit before income tax	80	5,780	53	3,876	49	69	5,007	15
Income tax expense	10	742	14	1,027	(28)	6	446	67
Profit for the period	69	5,038	39	2,849	77	63	4,561	10

Diluted Earnings Per Share (EPS)	0.42	30.31	0.24	17.15	77	0.38	27.45	10

As % to Revenues	Q2 FY19	Q2 FY18	Q1 FY19
Gross Profit	55.0	53.3	55.7
SG&A	32.6	31.1	32.5
R&D	10.8	11.8	11.2
EBITDA	22.8	19.4	21.7
PBT	15.2	10.9	13.5
PAT	13.3	8.0	12.3

EBITDA Computation

	Q2 FY19		Q2 FY18		Q1 FY19
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	80	5,780	53	3,876	69	5,007
Interest (income) net*	(2)	(132)	1	72	(1)	(46)
Depreciation#	28	2,033	29	2,078	31	2,214
Amortization#	13	965	12	862	12	896
EBITDA	119	8,646	95	6,888	111	8,071

* Includes income from Investments       # includes impairment charge

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 72.54

Key Balance Sheet Items

	As on 30th Sep, 2018		As on 30th June 2018		As on 30th Sep 2017
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	287	20,837	235	17,047	232	16,793
Trade receivables (current & non-current)	639	46,317	663	48,095	582	42,203
Inventories	448	32,490	434	31,498	372	26,998
Property, plant and equipment	781	56,640	786	57,020	798	57,905
Goodwill and Other Intangible assets	707	51,290	679	49,289	684	49,634
Loans and borrowings (current & non-current)	765	55,522	748	54,273	740	53,668
Trade and other payables	194	14,073	204	14,816	196	14,193
Equity	1,812	1,31,446	1,798	1,30,430	1,680	1,21,840

Revenue Mix by Segment

	Q2 FY19	Q2 FY18	YoY	Q1 FY19	QoQ
Particulars	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	30,536	28,618	7	30,636	0
North America	14,265	14,318	-0.4	15,903	-10
Europe	1,915	2,424	-21	2,016	-5
India	6,864	6,370	8	6,074	13
Emerging Markets	7,492	5,506	36	6,643	13
Pharmaceutical Services and Active Ingredients (PSAI)	6,029	5,654	7	5,409	11
Proprietary Products & Others	1,413	1,188	19	1,162	22
Total	37,978	35,460	7	37,207	2

Segmental Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 30.5 billion. Year-on-year growth of 7%, primarily driven by contributions from Emerging Markets, India and favorable forex. Quarter-on-quarter the sales remained flat.

•	Revenues from North America at Rs. 14.3 billion. Year-on-year decline is 0.4%. Sequential decline of 10%, primarily due to absence of gSuboxone sales in Q2, competitive pricing pressure on some of the key molecules offset by favourable forex benefit.

As of 30th Sep 2018, cumulatively 113 generic filings are pending for approval with the USFDA (110 ANDAs and 3 NDAs under 505(b)(2) route). Of these 110 ANDAs, 63 are Para IVs out of which we believe 32 have ‘First to File’ status.

•	Revenues from Emerging Markets at Rs. 7.5 billion. Year-on-year growth is 36%. Sequential growth is 13%. Growth is primarily on account of improved volume offtake in our existing markets and scale up in our new markets.

-	Revenues from Russia at Rs. 3.8 billion. Year-on-year growth of 18%. Growth primarily driven by new launches and improved volume offtake in some of the key molecules marginally offset by unfavourable forex.

-	Revenues from other CIS countries and Romania market at Rs. 1.4 billion. Year-on-year growth of 56%.

-	Revenues from Rest of World (RoW) territories at Rs. 2.3 billion. Year-on-year growth of 65%, primarily driven by new markets and volume traction in base business.

•	Revenues from India at Rs. 6.9 billion. Year-on-year growth of 8%. Growth was primarily driven by new products and improvement in base business.

•	Revenues from Europe at Rs. 1.9 billion. Year-on-year decline of 21%, primarily on account of higher price erosion in some of the key molecules.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs. 6.0 billion. Year-on-year growth of 7% and sequential growth of 11%, growth driven by volume traction in some of our key molecules.

Proprietary Products (PP)

•	Revenues from PP at Rs. 776 million. Year-on-year growth of 4% and sequential growth of 7%.

Income Statement Highlights:

•	Gross profit margin at 55.0%.

-	Improved by ~170 bps over that of previous year and declined by ~70 bps sequentially

-	Sequential decline attributable to the contribution from gSuboxone sales in Q1FY19. Ex-Suboxone marginal improvement in margin led by higher contribution from branded generics markets, favorable forex partially offset by price erosion in some of our key molecules.

-	Year-on-year improvement primarily aided by contribution from new launches, improved leverage, better product mix coupled with favorable foreign exchange. This was partially offset by higher price erosions due to increased competitive intensity in some of our key molecules in the US.

-	Gross profit margin for GG and PSAI business segments are at 59.3% and 28.1% respectively.

•	SG&A expenses at Rs. 12.4 billion, increase of 12% on a year-on-year basis and 2% sequentially. Adjusted for the forex related increase, the balance increase is primarily on account of normal salary increments and increased spend towards promotion and branding activities.

•	R&D expenses at Rs. 4.1 billion. As % to Revenues- Q2 FY19: 10.8% | Q1 FY 19: 11.2% | Q2 FY18: 11.8%

•	Other income includes gain of Rs. 464 million on account of sale of rights relating to Cloderm brand (including its authorized generic) and profit on sale of antibiotic manufacturing facility in Bristol, US.

•	Net Finance income at Rs. 625 million compared to net finance expense of Rs. 2 million in Q2FY18.

•	Profit after Tax at Rs. 5.0 billion. Effective tax rate for the quarter is 12.8%. Lower rate is primarily on account of profit mix and favourable resolutions of certain tax related litigations pertaining to earlier years.

•	Diluted earnings per share is at Rs. 30.31

•	Capital expenditure is at Rs. 1.4 billion.

Earnings Call Details (06:00 pm IST, 08:30 am EDT, October 26, 2018)

The Company will host an earnings call to discuss the performance and answer any questions from participants.

Audio conference Participants can dial-in on the numbers below

Primary number:	91 22 6280 1219
Secondary number:	91 22 7115 8120

The numbers listed above are universally accessible from all networks and all countries.

Local Access number (India):	91 70456 71221

International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 7194 5757, 91 22 6663 5757
Playback Code:	07565#

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.